NO-ACT

ACT ICA
SECTION 12(d)(3), 17(a)(1)
RULE 2a-7
PUBLIC AVAILABILITY December 8 201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

08018271

December 8, 2008

PROCESSED
DEC 19 2008
THOMSON REUTERS

Roger P. Joseph
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: Master Portfolio Trust— Liquid Reserves Portfolio (File No. 811-10407)

Dear Mr. Joseph:

Your letter of November 25, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Liquid Reserves Portfolio (the "Fund"), a separate series of the Master Portfolio Trust (the "Trust"), Legg Mason, Inc., and a subsidiary of Legg Mason, Inc. (the "Subsidiary" and, together with Legg Mason, Inc., "Legg Mason") enter into the arrangement summarized below and more fully described in the letter. The Fund's investment adviser and subadviser are affiliated persons of Legg Mason, Inc., as defined in Section 2(a)(3) of the Act.

The Trust is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

portfolio securities as permitted by rule 2a-7 under the Act. The Fund also is a master fund in a master/feeder fund structure. The Fund's U.S. registered feeder funds are Citi Cash Reserves (a series of Legg Mason Partners Money Market Trust), Citi Premium Liquid Reserves (a series of Legg Mason Partners Premium Money Market Trust), and Citi Institutional Liquid Reserves (a series of Legg Mason Partners Institutional Trust) (collectively, the "Feeder Funds").

You state that approximately 1.4 percent of the Fund's total assets, or $432,196,748, consists of commercial paper issued by Cheyne Finance LLC (the "Cheyne CP") and notes issued by Gryphon Funding Ltd. (the "Gryphon Notes" and, together with the Cheyne CP, the "Notes"). Cheyne Finance LLC is a structured investment vehicle and the Gryphon Notes were issued on July 17, 2008 as part of a restructuring of the Cheyne CP. As a result of downgrades in the credit ratings of the Cheyne CP, they ceased to be Eligible Securities (as defined in rule 2a-7), and the Gryphon Notes are not Eligible Securities. Pursuant to the requirements of rule 2a-7 under the Act, the Fund previously informed the Commission of a default and Event of Insolvency, as defined in rule 2a-7, with respect to the Cheyne CP. You state that the Trust's Board of Trustees (the "Board") has previously determined in the exercise of its business judgment that it would not be in the best interests of the Fund to dispose of the Notes.

Money market funds are required by rule 2a-7 to calculate, at such intervals as the board of directors determines appropriate and reasonable in light of current market conditions, the extent of any deviation between a fund's current market-based net asset value per share from a fund's amortized cost price per share. This process is referred to in the rule as "shadow pricing."

In order to prevent any losses realized upon the ultimate disposition of the Notes, or certain securities received in exchange for or as a replacement of the Notes (together with the Notes, the "Securities"),[4] from adversely affecting the Fund's market-based net asset value and to help maintain the net asset value of the shares of the Feeder Funds, on March 4, 2008, Legg Mason, Inc. obtained from Citibank, N.A. a $150 million irrevocable Standby Letter of Credit (the "Letter of Credit") for the benefit of the Fund pursuant to a letter agreement between the Fund and Legg Mason, Inc. after the staff of the Division of Investment Management informed Legg Mason that it would not recommend enforcement action to the Commission if the arrangement was effected.[5] You state that the Fund and Legg Mason now seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff, in order to provide additional support for the Notes.

You state that under the Agreement the Fund would have a right to receive a cash contribution from Legg Mason in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Securities by the Fund for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Securities sold; (ii) receipt of a final payment on any Securities in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Cheyne

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[4] Your letter states that the Securities would exclude any securities that are Eligible Securities.

[5] *See* Master Portflolio Trust—Liquid Reserves Portfolio, SEC Staff No-Action Letter (Apr. 4, 2008).

Finance LLC or Gryphon Funding Ltd. from liability for the Cheyne CP or the Gryphon Notes, as the case may be, and providing for payments in an amount less than the amortized cost value of the Cheyne CP or the Gryphon Notes, as the case may be; or (iv) receipt of new securities that are "Eligible Securities" under rule 2a-7 in exchange for or in replacement of any Securities if the amortized cost value of the new securities is less than the amortized cost value of the Securities exchanged or replaced.

You represent with respect to the Agreement that:

(i) The Agreement would obligate Legg Mason upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount equal to the difference between the amortized cost value of the Securities and any amount received by the Fund in connection with the Contribution Event, less all contributions received by the Fund or which the Fund is entitled to receive under the Letter of Credit;

(ii) The Agreement would be entered into at no cost to the Fund, and Legg Mason would not obtain any shares or other contribution from the Fund in exchange for its contribution;

(iii) The Fund's subadviser, pursuant to delegated authority, has determined pursuant to rule 2a-7(a)(10)(ii) that if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would be an Eligible Security because it is of comparable quality to a security that is an Eligible Security as described in rule 2a-7(a)(10)(i);

(iv) The Fund's subadviser, pursuant to delegated authority, has determined that the Agreement presents minimal credit risks with respect to the Fund;

(v) The Fund will sell all the Securities it holds promptly on the business day immediately prior to the expiration date specified in the Agreement;

(vi) The obligations of Legg Mason, Inc. and the Subsidiary under the Agreement would be joint and several; and

(vii) The Board has reviewed and approved the Agreement and continues to believe that it would not be in the best interests of the Fund to dispose of the Notes, and that it is in the best interests of the Fund and the Feeder Funds and their shareholders for Legg Mason to provide the Agreement.

You state that the Legg Mason obligations under the Agreement would be supported by a segregated account established by the Subsidiary for the benefit of the Fund. You represent with respect to the segregated account that:

(i) The bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(i) The segregated account would consist of cash or cash equivalents equal to the maximum contribution amount under the Agreement and may be reduced only by the amount of any capital contribution made by Legg Mason to the Fund under the Agreement;

(ii) The assets of the segregated account would be available to the Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by the Subsidiary; and

(iii) The Fund will withdraw funds from the segregated account if Legg Mason fails to make a capital contribution when due under the Agreement.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a)(1), 17(d) and 12(d)(3) of the Act if the Fund and Legg Mason enter into the arrangement summarized above and more fully described in your letter.[6] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[7]

Very truly yours,

Sarah ten Siethoff

Sarah G. ten Siethoff
Attorney Adviser

6 This letter confirms oral no-action relief provided by the undersigned to Roger P. Joseph on November 25, 2008.

7 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

BINGHAM

Roger P. Joseph
Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

November 25, 2008

Via Email and Federal Express

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Robert E. Plaze, Esq., Associate Director

Re: Request for No-Action Assurances

Ladies and Gentlemen:

We are writing on behalf of Master Portfolio Trust, a Maryland business trust (the "Trust"), and its separate series Liquid Reserves Portfolio (the "Fund"). The Trust seeks assurance from the Staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Sections 17(a), 17(d), and 12(d)(3) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, if the Fund enters into and performs the capital support arrangement described below. As described below, the capital support arrangement would be entered into for the purpose of maintaining the net asset value of the shares of the Feeder Funds (defined below) at $1.00 per share.

Master Portfolio Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund and a master fund in a master/feeder structure. The Fund's U.S.-registered Feeder Funds are: Citi Cash Reserves, a series of Legg Mason Partners Money Market Trust; Citi Premium Liquid Reserves, a series of Legg Mason Partners Premium Money Market Trust; and Citi Institutional Liquid Reserves, a series of Legg Mason Partners Institutional Trust. The Fund uses the amortized cost method of valuing its portfolio securities as permitted by Rule 2a-7 under the 1940 Act.

The Fund holds a combination of commercial paper (the "Cheyne Notes") issued by Cheyne Finance LLC ("Cheyne") and notes (the "Gryphon Notes") issued by Gryphon Funding Ltd. ("Gryphon") on July 17, 2008 as part of a restructuring of the Cheyne Notes (the Gryphon Notes and the Cheyne Notes, together, the "Notes"). As of November 24, 2008, the Notes represent approximately 1.4 percent of the Fund's total assets calculated on an amortized cost basis. The principal amount of the Notes is $432,196,748 (without double counting Cheyne Notes that, while still outstanding and held by the Fund, were essentially replaced by Gryphon Notes in the restructuring).

Upon receiving no-action assurances from the Staff, on March 4, 2008, Legg Mason, Inc. obtained from Citibank, N.A. an irrecovable Standby Letter of Credit (the "Letter of Credit") for the benefit of the Fund in the amount of $150 million in respect of

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letter agreement (the "Letter Agreement") with Legg Mason, Inc. with respect to the Letter of Credit. Both the Letter Agreement and the Letter of Credit remain in effect.

The Fund, Legg Mason, Inc. and a subsidiary of Legg Mason, Inc. (the "Subsidiary" and, together with Legg Mason, Inc., "Legg Mason") now seek to enter into an additional arrangement to prevent any losses realized upon the ultimate disposition of the Notes (collectively with any securities received in exchange for, or as a replacement of, the Notes that do not qualify as "eligible securities" as defined in paragraph (a)(10) of Rule 2a-7, "Eligible Notes") from adversely affecting the Fund's market-based net asset value. The arrangement, which is described in more detail below, would be entered into at no cost to the Fund. Legg Mason would not obtain any shares or other consideration from the Fund for any contribution to the Fund it may make under the arrangement.

The Notes are not Eligible Securities for purposes of Rule 2a-7. The Board of Trustees of the Trust (the "Board") has previously determined, in the exercise of its business judgment, that it would not be in the best interest of the Fund to dispose of the Notes.

Arrangement. Subject to obtaining the no-action assurances requested in this letter, Legg Mason would enter into a capital support agreement (the "Capital Support Agreement") with the Fund. The Capital Support Agreement would be for an aggregate amount up to $135 million (the "Maximum Contribution Amount"). The obligation of Legg Mason to make contributions of capital under the Capital Support Agreement ("Capital Contributions") would terminate upon the earliest of: (i) Legg Mason having made Capital Contributions equal to the Maximum Contribution Amount; (ii) the date on which the Fund no longer holds any Eligible Notes; or (iii) the expiration date of the Capital Support Agreement (each, a "Termination Event").[1] The Fund will promptly sell any Eligible Notes that it holds on the business day immediately prior to the expiration date of each Capital Support Agreement. The Capital Support Agreement, the Letter of Credit, and the Letter Agreement would all have March 3, 2009 as their expiration date.

The Fund would have a right to obtain a Capital Contribution under the Capital Support Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Eligible Notes by the Fund for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Eligible Notes (calculated in accordance with Rule 2a-7) sold as of the date of settlement; (ii) receipt of final payment on Eligible Notes in an amount less than the amortized cost value of such Eligible Notes as of the date such payment is received; (iii) issuance of an order by a court having jurisdiction over the matter discharging Cheyne or Gryphon, as the case may be, from liability for the Eligible Notes issued by it and providing for payments on such Eligible Notes in an amount less than the amortized cost value of such Eligible Notes as of the date such

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[1] The obligations of Legg Mason and its Subsidiary under the Capital Support Agreement would be joint and several. Any Capital Contribution under the Capital Support Agreement could be made by either Legg Mason or the Subsidiary in its sole discretion.

payment is received; or (iv) receipt of new securities that are "Eligible Securities" as defined in paragraph (a)(10) of Rule 2a-7, in exchange for or in replacement of Eligible Notes if the amortized cost value of such new securities is less than the amortized cost value of the Eligible Notes on the date of exchange or replacement.

If a Contribution Event occurs before the Termination Event, Legg Mason would make a Capital Contribution in an amount equal to the lower of: (i) the loss ("Loss") incurred as a result of such Contribution Event (i.e., the excess of the amortized cost value of the Eligible Notes subject to a Contribution Event over the amount received by the Fund in connection with such Contribution Event) less, to the extent not already taken into account in calculating the Loss, all contributions received by the Fund or which the Fund is entitled to receive under the Letter of Credit; or (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by Legg Mason to the Fund.

Solely for purposes of calculating the amount of any Loss, the amortized cost value of an Eligible Note that is received in an exchange or restructuring will be increased by the excess, if any, of the amortized cost value of the replaced or restructured Eligible Note as of the time immediately preceding the exchange or restructuring over the sum of the amortized cost value of such new Eligible Note and any cash received.

If an event would constitute both a Termination Event and a Contribution Event, then the Termination Event would not be deemed to have occurred until Legg Mason made any Capital Contributions required with respect to that Contribution Event.

The Capital Support Agreement would provide that the Fund must offer Legg Mason an opportunity to purchase Eligible Notes subject to the Capital Support Agreement in certain circumstances described in the Capital Support Agreement. Any such purchase would be for cash and would be at a purchase price equal to the greater of the amortized cost or the market price of such Eligible Notes (in each case, including accrued interest), in accordance with Rule 17a-9 under the 1940 Act.

The Subsidiary would establish a segregated account with a bank qualified under Section 17(f) of the 1940 Act to serve as a custodian of the Fund's assets. The segregated account would consist of cash or cash equivalents equal to the Maximum Contribution Amount under the Capital Support Agreement reduced by the amount of any Capital Contribution previously made by Legg Mason under the Capital Support Agreement. The assets of the segregated account would be available to the Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by the Subsidiary. The Fund will make a withdrawal from the segregated account if Legg Mason fails to make a Capital Contribution when due under the Capital Support Agreement.[2]

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[2] We note that the Capital Support Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. The obligations of Legg Mason under the Capital Support Agreement would be fully supported by a corresponding segregated account containing cash or cash equivalents, and the Fund would be able to access the segregated

Discussion. The arrangement described above may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. Legg Mason is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because of its affiliation with the Fund's investment manager and subadviser. The undertakings by the Fund for the Capital Support Agreement could be viewed as consideration by the Fund for the Capital Support Agreement. Thus, the overall arrangement could be deemed to involve a sale of security or other property or alternatively as a joint arrangement.

As described above, however, if Legg Mason were to purchase the Eligible Notes from the Fund, the Capital Support Agreement would obligate Legg Mason to pay the Fund an amount equal to the greater of the amortized cost or market value of the Eligible Notes. Such a transaction would fall within Rule 17a-9 and would comply with the Rule's terms.[3]

It is important to note that the Fund would benefit from the receipt of the Capital Support Agreement. Upon entry into the Capital Support Agreement, the Fund's net asset value will be calculated taking into account that Capital Support Agreement. Also, the Fund will not pay to obtain the Capital Support Agreement.

Legg Mason's operations include subsidiaries that act as broker-dealers and investment advisers registered with the Commission. As a result, the Capital Support Agreement may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer, or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

The Board has reviewed and approved the Capital Support Agreement, and believes that it is in the best interests of the Fund and the Feeder Funds and their shareholders for Legg Mason to provide the Capital Support Agreement. The Board continues to believe that it would not be in the interest of the Fund to dispose of the Notes.

Summary. As described above, Legg Mason is a second-tier affiliate of the Fund because of its affiliation with the Fund's investment manager and subadviser.

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account without any further action or consent by Legg Mason. We further note that the Fund's subadviser, pursuant to delegated authority, has determined pursuant to paragraph (a)(10)(ii) of Rule 2a-7 that the Capital Support Agreement is of comparable quality to securities that are "Eligible Securities" as described in paragraph (a)(10)(i) of Rule 2a-7. Accordingly, if deemed to be a security, the Capital Support Agreement would be an "Eligible Security" for purposes of Rule 2a-7. The Fund's subadviser also has determined, pursuant to delegated authority, that the Capital Support Agreement presents minimal credit risks in accordance with paragraph (c)(3)(i) of Rule 2a-7 under the 1940 Act.

[3] We believe no relief is required, nor is any sought hereby, with respect to such a transaction.

Given this affiliation and because in certain circumstances the Fund would receive Capital Contributions from Legg Mason, the arrangement contemplated by the Capital Support Agreement may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. In addition, the Capital Support Agreement may not be permitted by Section 12(d)(3). The Board and Legg Mason believe it will be in the best interest of the Fund and the Feeder Funds and their shareholders if the Fund enters into and performs the arrangement described herein. On behalf of the Fund and Legg Mason, we hereby request that the Staff of the Division give its assurance that it will not recommend that the Commission take enforcement action against the Fund or Legg Mason if the Fund and Legg Mason enter into the arrangement as described herein.

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The Fund needs to act quickly in this matter, and accordingly we would appreciate hearing from you at your earliest convenience. Please call me at (617) 951-8247, or my partner Lea Anne Copenhefer at (617) 951-8515, if you have any questions or if we can otherwise assist in resolving this matter.

Sincerely yours,

Roger P. Joseph

cc: Sarah G. ten Siethoff, Esq.
Lea Anne Copenhefer, Esq.

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